EXHIBIT 5
November 9, 2006
Sybase, Inc.
One Sybase Drive
Dublin, CA 94568

Re:	Registration Statement on Form S-8 – Legality of Securities Being Registered
Ladies and Gentlemen:
I have examined the Registration Statement on Form S-8 of Sybase, Inc. (the “Company”) to be filed with the Securities and Exchange Commission on or about November 9, 2006 (the “Registration Statement”) in connection with the registration under the Securities Act of 1933, as amended, of an aggregate of 911,820 shares of the Company’s Common Stock, including 874,628 shares under the Mobile 365, Inc. 2004 Equity Incentive Plan, 13,181 shares under the InphoMatch, Inc. 2000 Equity Incentive Plan and 24,011 shares under the MobileWay, Inc. 2000 Stock Option Plan. Such shares of Common Stock are referred to herein as the “Shares,” and such plans are referred to herein as the “Plans.” The Shares are accompanied by associated preferred share purchase rights under the Preferred Share Rights Agreement dated as of July 31, 2002 between the Company and American Stock Transfer and Trust Co., as amended (the “Rights”), which Rights are also included in the Registration Statement.
As counsel for the Company in connection with this transaction, I have examined the proceedings taken and am familiar with the proceedings proposed to be taken by the Company in connection with the issuance and sale of the Shares pursuant to the Plans and with the issuance of related Rights.
It is my opinion that, when issued and sold in the manner described in the Plans and pursuant to the agreements that accompany each grant under the Plans, the Shares will be legally and validly issued, fully paid and non-assessable, and the Rights will be legally and validly issued.
I consent to the use of this opinion as an exhibit to the Registration Statement, and further consent to the use of my name wherever appearing in the Registration Statement and any amendments thereto.
Very truly yours,
/s/ DAN COHEN
Dan Cohen
Corporate Counsel